CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
In connection with the report of CI Financial Corp. (the “Company”) on Form 6-K for the period ended March 31, 2022, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Kurt MacAlpine, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:
(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kurt MacAlpine
Name:	Kurt MacAlpine
Title:	Chief Executive Officer

Date: May 12, 2022

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed “filed” by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.